Exhibit 99.1

Press Release

HUTCHMED and Innovent Jointly Announce that the FRUSICA-2 Phase II/III Study of Fruquintinib and Sintilimab Combination Has Met its Primary Endpoint in Advanced Renal Cell Carcinoma in China

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 19, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) and Innovent Biologics, Inc. (“Innovent”) (HKEX: 01801), today jointly announce that the FRUSICA-2 Phase II/III clinical trial evaluating fruquintinib in combination with sintilimab as second-line treatment for locally advanced or metastatic renal cell carcinoma (“RCC”) in China has met its primary endpoint of progression free survival (“PFS”) per RECIST 1.1 as assessed by blinded independent central review (BICR).

The combination of fruquintinib and sintilimab received conditional approval from the China National Medical Products Administration (“NMPA”) for the treatment of patients with advanced endometrial cancer with Mismatch Repair proficient (pMMR) tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation, based on data from the FRUSICA-1 study (NCT03903705).

The FRUSICA-2 study is a randomized, open-label, active-controlled study to evaluate the efficacy and safety of fruquintinib in combination with sintilimab versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC (NCT05522231). In addition to the primary endpoint PFS, the combination also demonstrated improvements in secondary endpoints including objective response rate (“ORR”) and duration of response (“DoR”). Full results will be submitted for presentation at an upcoming scientific conference.

Prof Dingwei Ye of Fudan University Shanghai Cancer Center and the co-leading Principal Investigator of the FRUSICA-2 study, said, “The rapid advancements in targeted therapies, immunotherapies, and their combination regimens have led to a significant evolution in the treatment landscape for advanced renal cell carcinoma. Targeted therapy remains an indispensable and crucial component in systemic treatment of advanced RCC in China. Optimizing the selection of targeted therapy, either as monotherapy or in combination with immunotherapy, for individual patients is a key focus of clinical interest. The results from the FRUSICA-2 study underscore the potential of the fruquintinib and sintilimab combination to address the pressing medical needs of patients with this challenging disease.”

Prof Zhisong He of Peking University First Hospital and the co-leading Principal Investigator of the FRUSICA-2 study, said, “The positive results from this Phase III study of the fruquintinib and sintilimab combination represent a significant advancement in the treatment of advanced renal cell carcinoma. We are optimistic about the clinical implications of the findings as we strive to provide more effective treatment options for patients who may not have had adequate responses to previous therapies.”

“The encouraging results from our study provide clear evidence for the combination of fruquintinib and sintilimab as a viable new treatment option for advanced renal cell carcinoma patients who have progressed on previous therapy. This not only reaffirms our commitment to advancing cancer therapies but also represents an important step forward in addressing unmet medical needs within this patient population,” said Dr Michael Shi, Head of R&D and Chief Medical Officer of HUTCHMED. “I extend my heartfelt gratitude to the patients and investigators who participated in this research; their contributions have been vital to our success. We look forward to sharing detailed findings with regulatory authorities and progressing toward NDA filings in the coming months.”

“We are encouraged by the positive results in the FRUSICA-2 clinical trial. These outcomes not only underscore the great potential of the combination therapy of sintilimab and fruquintinib but also bring new hope to previously-treated patients with advanced renal cell carcinoma. We look forward to working closely with HUTCHMED to jointly advance the registrational communication of this innovative combo therapy and make it available to patients as soon as possible,” said Dr Hui Zhou, Senior Vice President of Innovent.

About Kidney Cancer and RCC

It is estimated that approximately 435,000 new patients were diagnosed with kidney cancer worldwide in 2022.1 In China, an estimated 74,000 new patients were diagnosed with kidney cancer in 2022.2 Approximately 90% of kidney tumors are RCC.

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three vascular endothelial growth factor (“VEGF”) receptors (VEGFR-1, -2 and -3). VEGFR inhibitors play a pivotal role in inhibiting tumor angiogenesis. Fruquintinib was designed to have enhanced selectivity that limits off-target kinase activity, allowing for drug exposure that achieves sustained target inhibition and flexibility for potential use as part of a combination therapy.3

About Fruquintinib Approvals

Fruquintinib is co-developed and co-marketed in China by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. It is approved for the treatment of patients with metastatic colorectal cancer who have previously received fluoropyrimidine, oxaliplatin and irinotecan-based chemotherapy, and those who have previously received or are not suitable for receiving anti-VEGF therapy or anti-epidermal growth factor receptor (EGFR) therapy (RAS wild-type) in China. It was included in the China National Reimbursement Drug List (NRDL) in January 2020. Since its launch in China, over 100,000 patients with colorectal cancer have been treated with fruquintinib.

The combination of ELUNATE® (fruquintinib) and TYVYT® (sintilimab injection) has conditional approval in China for the treatment of patients with advanced endometrial cancer with Mismatch Repair proficient (pMMR) tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation.

Takeda holds the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside mainland China, Hong Kong and Macau, marketing it under the brand name FRUZAQLA®. Fruquintinib received approval for the treatment of previously treated metastatic colorectal cancer in the US in November 2023, in the EU in June 2024, in Switzerland and Argentina in August 2024, in Canada, Japan and the United Kingdom in September 2024, in Australia and Singapore in October 2024 and in Israel and the United Arab Emirates in December 2024. Regulatory applications are progressing in many other jurisdictions.

The global regulatory submissions are based on data from two large, randomized, controlled Phase III trials in colorectal cancer, the global, multi-regional FRESCO-2 trial and the FRESCO trial conducted in China, showing consistent benefit among a total of 734 metastatic colorectal cancer patients treated with fruquintinib. Safety profiles were consistent across trials. Results from the FRESCO-2 trial were published in The Lancet in June 2023,4 while results from the FRESCO trial were published in The Journal of the American Medical Association, JAMA.5

The safety and efficacy of fruquintinib for the following investigational uses have not been established and there is no guarantee that it will receive health authority approval or become commercially available in any country for the uses being investigated:

About Fruquintinib for Second-line Treatment of RCC

The U.S. Food and Drug Administration (FDA) has approved five immune-oncology combination therapies for the first-line treatment of advanced RCC. However, only one immune-oncology combination therapy has been approved in China for advanced RCC patients classified as having intermediate or poor risk by the International mRCC Database Consortium (IMDC). Single-agent targeted therapy continues to be one of the primary choices for first-line treatment of advanced RCC in China. Notably, advanced RCC patients who have experienced failure with single-agent targeted therapy previously still indicate an unmet medical need.

Results from a proof-of-concept Phase Ib/II study of fruquintinib plus sintilimab were published in Targeted Oncology in January 2025. The combination demonstrated promising efficacy and a tolerable safety profile in this setting. At the data cutoff of October 9, 2024, all 20 enrolled previously treated patients were evaluable for efficacy, with a median follow-up duration of 45.7 months. The confirmed ORR was 60.0% and DCR was 85.0%. Median DoR was 13.9 months and median PFS was 15.9 months. Overall survival (“OS”) was not reached, and the 36-month OS rate was 58.3%.6

About Sintilimab

Sintilimab, marketed as TYVYT® (sintilimab injection) in China, is a PD-1 immunoglobulin G4 monoclonal antibody co-developed by Innovent and Eli Lilly and Company. Sintilimab is a type of immunoglobulin G4 monoclonal antibody, which binds to PD-1 molecules on the surface of T-cells, blocks the PD-1 / PD-Ligand 1 (PD-L1) pathway, and reactivates T-cells to kill cancer cells.7

In China, sintilimab has been approved and included in the updated NRDL for seven indications. The updated NRDL reimbursement scope for TYVYT® (sintilimab injection) includes:

●	For the treatment of relapsed or refractory classic Hodgkin’s lymphoma after two lines or later of systemic chemotherapy;
●	For the first-line treatment of unresectable locally advanced or metastatic non-squamous non-small cell lung cancer lacking EGFR or ALK driver gene mutations;
●	For the treatment of patients with EGFR-mutated locally advanced or metastatic non-squamous non-small cell lung cancer who progressed after EGFR-TKI therapy;
●	For the first-line treatment of unresectable locally advanced or metastatic squamous non-small cell lung cancer;
●	For the first-line treatment of unresectable or metastatic hepatocellular carcinoma with no prior systematic treatment;
●	For the first-line treatment of unresectable locally advanced, recurrent or metastatic esophageal squamous cell carcinoma;
●	For the first-line treatment of unresectable locally advanced, recurrent or metastatic gastric or gastroesophageal junction adenocarcinoma.

Furthermore, sintilimab’s eighth indication, in combination with fruquintinib for the treatment of patients with advanced endometrial cancer with pMMR tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation, was conditional approved by the NMPA in December 2024. And the NDA for sintilimab in combination with ipilimumab as neoadjuvant treatment for resectable MSI-H/dMMR colon cancer is under the NMPA review and has been granted Priority Review designation.

In addition, three clinical studies of sintilimab have met their primary endpoints:

●	Phase 2 study of sintilimab monotherapy as second-line treatment of esophageal squamous cell carcinoma;
●	Phase 3 study of sintilimab monotherapy as second-line treatment for squamous non-small cell lung cancer with disease progression following platinum-based chemotherapy;
●	Phase 2/3 study of sintilimab in combination with fruquintinib versus axitinib or everolimus monotherapy for the second-line treatment of advanced RCC.

Statement: Innovent does not recommend the use of any unapproved drug(s)/indication(s).

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

About Innovent

Innovent is a leading biopharmaceutical company founded in 2011 with the mission to empower patients worldwide with affordable, high-quality biopharmaceuticals. The company discovers, develops, manufactures and commercializes innovative medicines that target some of the most intractable diseases. Its pioneering therapies treat cancer, cardiovascular and metabolic, autoimmune and eye diseases. Innovent has launched 15 products in the market. It has 3 new drug applications under regulatory review, 3 assets in Phase III or pivotal clinical trials and 16 more molecules in early clinical stage. Innovent partners with over 30 global healthcare companies, including Lilly, Sanofi, Incyte, Adimab, LG Chem and MD Anderson Cancer Center.

Guided by the motto, “Start with Integrity, Succeed through Action,” Innovent maintains the highest standard of industry practices and works collaboratively to advance the biopharmaceutical industry so that first-rate pharmaceutical drugs can become widely accessible. For more information, visit www.innoventbio.com, or follow Innovent on Facebook and LinkedIn.

Statement:

(1) Innovent does not recommend the use of any unapproved drug (s)/indication(s).

(2) Ramucirumab (Cyramza®) and Selpercatinib (Retsevmo®) and Pirtobrutinib (Jaypirca®) were developed by Eli Lilly and Company.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of the fruquintinib and sintilimab combination for the treatment of patients with RCC and the further clinical development of the fruquintinib and sintilimab combination in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support NDA approval of the fruquintinib and sintilimab combination for the treatment of patients with RCC or other indications in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the safety profile of the fruquintinib and sintilimab combination, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib and the timing of these events. In addition, as certain studies rely on the use of other drug products such as sintilimab as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

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REFERENCES

1	The Global Cancer Observatory, kidney cancer fact sheet. https://gco.iarc.who.int/media/globocan/factsheets/cancers/29-kidney-fact-sheet.pdf. Accessed February 19, 2025.
2	The Global Cancer Observatory, China fact sheet. https://gco.iarc.who.int/media/globocan/factsheets/populations/160-china-fact-sheet.pdf. Accessed February 19, 2025.
3	Sun Q, et al. Discovery of fruquintinib, a potent and highly selective small molecule inhibitor of VEGFR 1, 2, 3 tyrosine kinases for cancer therapy. Cancer Biol Ther. 2014;15(12):1635-45. doi: 10.4161/15384047.2014.964087.
4	Dasari NA, et al. Fruquintinib versus placebo in patients with refractory metastatic colorectal cancer (FRESCO 2): an international, multicentre, randomised, double blind, Phase III study. Lancet. 2023;402(10395):41 53. doi:10.1016/S0140 6736(23)00772 9.
5	Li J, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. doi:10.1001/jama.2018.7855.
6	Xu H, et al. Fruquintinib Plus Sintilimab in Patients with Treatment Naïve and Previously Treated Advanced Renal Cell Carcinoma: Results from a Phase Ib/II Clinical Trial. Targeted Oncology. 2025; 20:113–125. doi.org/10.1007/s11523-024-01120-6.
7	Wang J, et al. Durable blockade of PD-1 signaling links preclinical efficacy of sintilimab to its clinical benefit. mAbs 2019;11(8): 1443-1451. doi: 10.1080/19420862.2019.1654303.